Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of our report dated December 14, 2005, except for Note 13 for which the date is January 13, 2006 relating to the consolidated financial statements of Webhire, Inc., (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Prior Period Adjustment in the 2004 financial statements for certain accrued expenses and deferred revenue related to activity that occurred prior to September 30, 2002), which appear in Kenexa Corporation’s Registration Statement on Form S-1 (No. 333-131049) filed with the Securities and Exchange Commission, which is incorporated by reference in this Registration Statement.

Brown & Brown, LLP
Boston, Massachusetts
March 7, 2006